Exhibit 99.10

Note to the reader
The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring on the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)
In March 2020, the World Health Organization declared a COVID-19 pandemic. The pandemic and the measures implemented to deal with it are having significant impacts, in particular on the Québec government’s financial situation.
The Monthly Report on Financial Transactions at September 30, 2020 will be published on January 15, 2021.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	August			April to August
	2019	2020	Change	2019-2020	2020-2021	Change	Change (%)
Own-source revenue	7 610	7 454	–156	37 536	33 257	–4 279	–11.4
Federal transfers	1 945	1 923	–22	9 710	10 777	1 067	11.0
Consolidated revenue	9 555	9 377	–178	47 246	44 034	–3 212	–6.8
Portfolio expenditures	–7 276	–8 083	–807	–40 318	–44 620	–4 302	10.7
Debt service	–656	–426	230	–3 203	–2 808	395	–12.3
Consolidated expenditure	–7 932	–8 509	–577	–43 521	–47 428	–3 907	9.0
SURPLUS (DEFICIT)(2)	1 623	868	–755	3 725	–3 394	–7 119	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–174	–196	–22	–1 053	–1 068	–15	—
BUDGETARY BALANCE(3)	1 449	672	–777	2 672	–4 462	–7 134	—

CONSOLIDATED REVENUE

Own-source revenue

At August 31, 2020, that is, for the first five months of 2020-2021, own-source revenue totalled $33.3 billion. This represents a decrease of $4.3 billion (11.4%) compared to the same period last year.

- The COVID-19-related economic downturn in Québec led to a decrease in own-source revenue.

Cumulative change in own-source revenue
(millions of dollars)

−1,000
−3,000
−5,000
April to June
July
August
September
October
November
December
January
February
March

Tax revenue decreased by $2.6 billion (8.9%) to $26.9 billion, due to:

- a $245-million decrease (1.9%) in **personal income tax**, attributable to a decrease in wages and salaries;
- a $244-million decrease (9.1%) in **contributions for health services**, stemming from a decrease in wages and salaries and the implementation of a credit on employer contributions to the Health Services Fund in respect of employees on paid leave;
- a $719-million decrease (21.7%) in revenue from **corporate taxes**, attributable in particular to a decrease in the net operating surplus of businesses in the second quarter of 2020;
- a $122-million decrease (18.1%) in **school property taxes**, due to the school tax system reform, which aims to reduce school tax rates in Québec;
- a $1.3-billion decrease (13.3%) in **consumption taxes**, resulting in particular from reduced household consumption and residential construction.

Other own-source revenue decreased by $1.2 billion (17.6%) to $5.4 billion, due to:

- a $259-million decrease (14.3%) in **duties and permits**, mainly due to reduced revenue from Québec's greenhouse gas emission cap-and-trade system;
- an $892-million decrease (18.9%) in **miscellaneous revenue,** attributable to reduced revenue from the sale of goods and services caused by COVID-19-related confinement measures, as well as lower revenue from Natural Resources and Energy Capital Fund in connection with the sale of shares held in Quebec Iron Ore in 2019-2020.

Revenue from government enterprises decreased by $509 million (34.2%) to $979 million. The decrease stems principally from Loto-Québec's results, affected by the temporary closing of casinos, gaming halls, and sales outlets. Moreover, Hydro-Québec observed a drop in electricity consumption in Québec and a downturn in prices on export markets.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	August			April to August
	2019	2020	Change	2019-2020	2020-2021	Change	Change (%)
Income and property taxes
Personal income tax	2 536	2 486	–50	13 171	12 926	–245	–1.9
Contributions for health services	558	542	–16	2 671	2 427	–244	–9.1
Corporate taxes	614	627	13	3 310	2 591	–719	–21.7
School property tax	124	99	–25	673	551	–122	–18.1
Consumption taxes	1 929	2 107	178	9 698	8 409	–1 289	–13.3
Tax revenue	5 761	5 861	100	29 523	26 904	–2 619	–8.9
Duties and permits	518	456	–62	1 813	1 554	–259	–14.3
Miscellaneous revenue	1 026	807	–219	4 712	3 820	–892	–18.9
Other own-source revenue	1 544	1 263	–281	6 525	5 374	–1 151	–17.6
Total own-source revenue excluding revenue from government enterprises	7 305	7 124	–181	36 048	32 278	–3 770	–10.5
Revenue from government enterprises	305	330	25	1 488	979	–509	–34.2
TOTAL	7 610	7 454	–156	37 536	33 257	–4 279	–11.4

Federal transfers

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	August			April to August
	2019	2020	Change	2019-2020	2020-2021	Change	Change (%)
Equalization	1 093	1 104	11	5 468	5 522	54	1.0
Health transfers	540	543	3	2 701	2 842	141	5.2
Transfers for post-secondary education and other social programs	127	115	–12	637	668	31	4.9
Other programs	185	161	–24	904	1 745	841	93.0
TOTAL	1 945	1 923	–22	9 710	10 777	1 067	11.0

CONSOLIDATED EXPENDITURE

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
	August				April to August
	2019	(5)	2020	Change	2019-2020(5)	2020-2021	Change	Change (%)
Éducation et Enseignement supérieur	1 349		1 369	20	8 836	8 850	14	0.2
Santé et Services sociaux	3 486		4 256	770	18 068	21 270	3 202	17.7
Other portfolios(6)	2 441		2 458	17	13 414	14 500	1 086	8.1
Portfolio expenditures	7 276		8 083	807	40 318	44 620	4 302	10.7
Debt service	656		426	–230	3 203	2 808	–395	–12.3
TOTAL	7 932		8 509	577	43 521	47 428	3 907	9.0

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements
The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.
Financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.
The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

For the period April to August 2020, net financial requirements amount to $9.0 billion and are due to:

  the $3.4-billion deficit resulting from the difference between government revenues and expenditures;

  the $1.5-billion financial requirements for investments, loans and advances, due primarily to an increase in loans to government enterprises and loans granted by the Economic Development Fund, especially through support measures for businesses affected by the COVID-19 pandemic and the growth in the consolidation value of government enterprises;(7)

  the $937-million financial requirements for government capital investments, due to investments of $2.7 billion, partially offset by amortization expenses of $1.7 billion;(7)

  the $1.4-billion financial surplus related to retirement plans and other employee future benefits liabilities, resulting from an increase in these liabilities of $4.1 billion,(7) partially offset by the payment of government employee benefits of $2.7 billion;

  the $4.6-billion financial requirements for other accounts,(8) which stem from:

    significant refunds of tax revenues at the beginning of the fiscal year following the processing of tax returns for the year ending the previous December 31,

    disbursements related to expenditures recorded at the end of 2019-2020, including certain measures announced in the March 2020 Budget.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to August
	2019-2020	2020-2021
SURPLUS (DEFICIT)(2)	3 725	–3 394
Non-budgetary transactions
Investments, loans and advances	–1 051	–1 454
Capital investments	–635	–937
Retirement plans and other employee future benefits	1 348	1 428
Other accounts(8)	–2 068	–4 641
Total non-budgetary transactions	–2 406	–5 604
NET FINANCIAL SURPLUSES (REQUIREMENTS)	1 319	–8 998

CHANGE IN THE BUDGETARY BALANCE IN 2020-2021

Results at August 31, 2020 showed a budgetary deficit of $4.5 billion for the first five months of the year.

According to the data presented in the Update on Québec’s Economic and Financial Situation of November 2020, a budgetary deficit of $15.0 billion is expected for 2020-2021, before the use of the stabilization reserve.

For the last seven months of the fiscal year, that is, from September 2020 to March 2021, the budgetary deficit will come from:

  results excluding initiatives announced since the beginning of the fiscal year, resulting in particular from the resumption of some economic growth in Québec, which will help reduce the deficit by $1.0 billion;

  the initiatives announced in the June 2020 snapshot, Québec’s Economic and Financial Situation, of which a balance of $3.4 billion has yet to be recorded;

  the initiatives announced in the November 2020 Update on Québec’s Economic and Financial Situation, of which a balance of $4.2 billion has yet to be recorded.

Moreover, the government has set up a provision of $4.0 billion to mitigate potential economic risk and fund additional support and recovery measures.

The use of the stabilization reserve will reduce the budgetary deficit to less than $3.0 billion.

CHANGE IN THE BUDGETARY BALANCE FOR 2020-2021
(millions of dollars)
2020-2021
BUDGETARY BALANCE(3) – MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT AUGUST 31, 2020	–4 462
UPCOMING RESULTS FROM SEPTEMBER 2020 TO MARCH 2021
Results excluding initiatives
– Consolidated revenue	74 918
– Consolidated expenditure	–72 288
– Deposits of dedicated revenues in the Generations Fund	–1 585
Subtotal	1 045
Balance of the initiatives in the June 2020 snapshot to be recorded	–3 363
Balance of the initiatives in the November 2020 update to be recorded	–4 221
Provision for economic risks and other support and recovery measures	–4 000
TOTAL	–10 538
PROJECTED BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–15 000
Use of the stabilization reserve	12 009
PROJECTED BUDGETARY BALANCE(9) – NOVEMBER 2020 UPDATE	–2 991

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2020 BUDGET

BUDGET FORECASTS FOR 2020-2021
(millions of dollars)
	March 2020		November 2020		Change
	Budget	Adjustments	update	(10)	(%)	(11)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	35 435	–137	35 298		4.4
Contributions for health services	6 896	–515	6 381		–2.1
Corporate taxes	8 530	–863	7 667		–10.9
School property tax	1 349	–192	1 157		–24.8
Consumption taxes	22 961	–2 959	20 002		–6.3
Tax revenue	75 171	–4 666	70 505		–1.8
Duties and permits	4 643	–441	4 202		–7.3
Miscellaneous revenue	10 975	–851	10 124		–7.6
Other own-source revenue	15 618	–1 292	14 326		–7.6
Total own-source revenue excluding revenue from government enterprises	90 789	–5 958	84 831		–2.9
Revenue from government enterprises	4 814	–1 208	3 606		–18.4
Total own-source revenue	95 603	–7 166	88 437		–3.6
Federal transfers	25 692	4 604	30 296		20.1
Total consolidated revenue	121 295	–2 562	118 733		1.5
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	–25 734	–349	–26 083		6.9
Santé et Services sociaux	–47 760	–4 699	–52 459		16.6
Other portfolios(6)	–36 806	–4 158	–40 964		13.1
Portfolio expenditures	–110 300	–9 207	–119 507		13.1
Debt service	–8 266	693	–7 573		–1.3
Total consolidated expenditure	–118 566	–8 514	–127 080		12.2
Provision for economic risks and other support and recovery measures	—	–4 000	–4 000		—
SURPLUS (DEFICIT)(2)	2 729	–15 076	–12 347		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–2 729	76	–2 653		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	—	–15 000	–15 000		—
Use of the stabilization reserve	—	12 009	12 009		—
BUDGETARY BALANCE(9)	—	–2 991	–2 991		—
Note: Totals may not add due to rounding.

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the Monthly Report on Financial Transactions allows for a better monitoring of actual results over the course of the year.

The missions dedicated to public services are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	August			April to August
	2019	(5)	2020	2019-2020	(5)	2020-2021
Health and Social Services	3 375		4 161	17 623		20 750
Education and Culture	1 412		1 431	9 218		9 300
Economy and Environment	1 153		1 106	5 404		6 033
Support for Individuals and Families	726		725	4 569		4 985
Administration and Justice	610		660	3 504		3 552
TOTAL	7 276		8 083	40 318		44 620

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes
(1)	The government’s accounting policies can be found on pages 91 to 102 of the Public Accounts 2018-2019.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2020-2021 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)	The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.
(9)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.
(10)	The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the Update on Québec’s Economic and Financial Situation – Fall 2020.
(11)	This is the annual change compared to preliminary results in 2019-2020.

For more information, contact the Direction des communications of the Ministère des Finances at 418 528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.